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Holland & Knight LLP | www.hklaw.com

William H. Levay

(202) 469-5271

william.levay@hklaw.com

August 3, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Silvergate Capital Corporation

Draft Registration Statement Form S-1

Submitted August 3, 2018

Ladies and Gentlemen:

On behalf of our client, Silvergate Capital Corporation, a Maryland corporation (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s Class A common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2017, its most recently completed fiscal year, were less than $1.07 billion. Please note this information is disclosed in the Company’s financial statements included in the Registration Statement beginning on Page F-1. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

The Company has included in the Registration Statement audited financial statements for the years ended December 31, 2017 and 2016, and unaudited financial statements for the periods ended March 31, 2018 and 2017. The Company will include interim financial information as of and for the periods ended June 30, 2018 and 2017 in the next submission of the draft Registration Statement.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland

Los Angeles | Miami | New York | Orlando | Philadelphia | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons

Washington, D.C. | West Palm Beach

Draft Registration Statement

August 3, 2018

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its “road show”, as such term is defined in Securities Act Rule 433(h)(4).

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Kevin M. Houlihan at (202) 469-5269 or William H. Levay at (202) 469-5271.

Sincerely yours,

HOLLAND & KNIGHT LLP

/s/ William H. Levay
William H. Levay